UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Brocade Communications Systems, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-25601	77-0409517
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

130 Holger Way, San Jose, CA	95134-1376
(Address of principal executive offices)	(Zip Code)

Jeff Rangel
(408) 333-6019
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure
Brocade Communications Systems, Inc. (“Brocade” or the “Company”) is a leading supplier of networking equipment and software, including Storage Area Networking solutions and Internet Protocol networking solutions for data centers and other networking connectivity in businesses and organizations of many types and sizes, including service providers, global enterprises and public sector entities. Brocade offers a comprehensive line of high-performance networking hardware and software products as well as services that enable businesses and organizations to make their networks and data centers more efficient, reliable and adaptable to the changing demands of new network traffic patterns and volume.

For Calendar Year 2013 (“CY 2013”), Brocade determined that “conflict minerals”1 are necessary to the functionality or production of products that it manufactured and contracted to manufacture. Accordingly, Brocade conducted a reasonable country of origin inquiry (“RCOI”) as described further below and is providing this Report on Form SD.
Item 1.01 Conflict Minerals Disclosure and Report
Based on Brocade’s determination that certain conflict minerals are necessary to the functionality or production of a product or products that it manufactured in CY 2013. Brocade conducted an RCOI to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country2 (together, “covered countries”). Brocade does not obtain any conflict minerals directly from mines or from smelters where ores are processed; all conflict minerals that may be present in a product manufactured by Brocade are the result of incorporating various parts and components of those products that are obtained from its suppliers. Therefore, the RCOI that was conducted by Brocade included obtaining information from Brocade’s suppliers who provide the parts and components that are likely to contain one or more conflict minerals. This information included declarations regarding the presence of conflict minerals in products sold to Brocade, the smelters where such conflict minerals were processed, and to the extent such information was available, the mines of origin for any conflict minerals. The procedures used by Brocade to complete its RCOI are described in more detail in Exhibit 1.02 — Conflict Minerals Report.
Based on the results of its CY 2013 RCOI, Brocade had reason to believe that certain parts or components of one or more of its products may contain conflict minerals from a covered country and may not be from recycled or scrap sources. As a result, Brocade conducted due diligence activities that were based on guidance developed by the Organisation for Economic Cooperation and Development, an internationally recognized due diligence framework. The specific due diligence activities undertaken by Brocade are described in more detail in Exhibit 1.02 — Conflict Minerals Report. Following the completion of its due diligence activities, Brocade determined the following:

•
One or more conflict minerals are present in products obtained from certain suppliers; however, based on relevant supplier declarations and smelter information, the conflict minerals do not originate from a covered country or did come from scrap or recycled sources.

•
A small group of suppliers reported that one or more conflict minerals present in their products were believed to have originated from a covered country. However, in each case where this declaration was made, the supplier reported that the minerals were obtained and/or processed in a manner that did not directly or indirectly finance or benefit armed groups in a covered country, e.g., smelters were identified that had been certified under the Conflict Free Smelter program.

Pursuant to the rules and regulations of the Securities and Exchange Commission, in both cases identified above, the parts provided by these suppliers are considered to be “DRC conflict free”3.

[1]
Defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Act”) to include columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives.

[2]
Defined in Section 1502(e)(1) of the Act as a country that shares an internationally recognized border with the DRC. As of the date of this filing, this includes Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

[3]
As defined in Form SD. Products that do not contain conflict minerals necessary to the functionality or production of a product that directly or indirectly finance or benefit armed groups in the covered countries. Conflict minerals that are obtained from recycled or scrap sources are considered to be DRC conflict free.

Despite all good faith efforts to complete its RCOI and due diligence activities, certain of Brocade’s suppliers either did not provide complete information regarding the origin of the conflict minerals in their products, or they responded that they were unable to determine the origin of any conflict minerals in their products. Therefore, Brocade has determined parts obtained from this group of suppliers meet the definition of “DRC conflict undeterminable”4.
Brocade produces networking equipment. Brocade’s products contain both parts that meet the definition of DRC conflict free and parts that are DRC conflict undeterminable. As such, for CY 2013, Brocade has determined that its networking equipment is DRC conflict undeterminable and, as required by 17 CFR 249b.400, Brocade prepared a Conflict Minerals Report, which is provided as Exhibit 1.02.
Brocade’s Form SD and Conflict Minerals Report are posted on its publicly available Internet websites at
http://www.brocade.com/company/corporate-responsibility/corporate-citizenship/supply-chain/index.page.

[4]
As defined in Form SD. Products where Brocade has not been able to clarify the conflict minerals’ country of origin, whether the conflict minerals financed or benefited armed groups in those countries, or whether the conflict minerals came from recycled or scrap sources.

Item 1.02 Exhibit
See Item 2.01.
Section 2 — Exhibits
Item 2.01 Exhibits
Exhibit 1.02 — Conflict Minerals Report as required by items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BROCADE COMMUNICATIONS SYSTEMS, INC.

By:	/s/ Daniel W. Fairfax	Date:	May 29, 2014
Daniel W. Fairfax
Chief Financial Officer and Vice President, Finance